UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________________________________________
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.__)*

_________________________________________________________
STEREOTAXIS, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

85916J409
(CUSIP Number)

June 9, 2021
(Date of Event Which Requires Filing of this Statement)

________________________________________________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85916J409	13G

1.	Names of Reporting Persons Joe Kiani
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 7,540,515
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 7,540,515
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,540,515(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%(2)
12.	Type of Reporting Person (See Instructions) IN
(1)Comprised of: (i) 260,000 shares of the Issuer’s common stock held in the name of the Reporting Person, (ii) 23,167 shares of the Issuer’s common stock that are expected to be issued to the Reporting Person on July 1, 2021 and will be fully vested upon issuance, (iii) 6,153,846 shares of the Issuer’s common stock held in a trust for which the Reporting Person is not the trustee and (iv) 1,103,502 shares of the Issuer’s common stock issuable upon conversion of shares of the Issuer’s Series A Convertible Preferred Stock (the “Series A Preferred Stock”) held in a trust for which the Reporting Person is not the trustee, which, due to the Beneficial Ownership Limitation (as defined below), is the maximum number of shares that could be issued upon conversion of the Series A Preferred Stock at this time. Subject to the Beneficial Ownership Limitation (as discussed below), the Reporting Person may be deemed to beneficially own 7,887,713 shares of the Issuer’s common stock issuable upon conversion of 4,000 shares of Series A Preferred Stock held in a trust for which the Reporting Person is not the trustee; however, pursuant to the terms of the Series A Preferred Stock, the conversion of the Series A Preferred Stock is restricted to the extent that, upon such conversion, the number of shares of the Issuer’s common stock then beneficially owned by the holder of such securities and its affiliates would exceed 9.99% of the total number of shares of Issuer’s common stock then outstanding (the “Beneficial Ownership Limitation”). The Beneficial Ownership Limitation may be changed at a holder’s election upon 61 days’ notice to the Issuer. The 7,540,515 shares of the Issuer’s common stock reported as beneficially owned by the Reporting Person in this Schedule 13G represents 9.99% of the outstanding shares of the Issuer’s common stock (calculated in accordance with footnote (2) below).
(2)Percentage ownership of the Reporting Person was calculated based on (i) 74,113,969 shares of the Issuer’s common stock outstanding as of April 30, 2021 (as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021 filed with the Securities and Exchange Commission on May 13, 2021 (the “Form 10-Q”), plus, (ii) 240,000 shares of the Issuer’s common stock that were issued to the Reporting Person on May 20, 2021 upon vesting of restricted stock unit awards then held by the Reporting Person, plus (iii) 23,167 shares of the Issuer’s common stock that are expected to be issued to the Reporting Person on July 1, 2021 and will be fully vested upon issuance, plus (iv) 1,103,502 shares of the Issuer’s common stock issuable upon conversion of the Series A Preferred Stock, which, due to the Beneficial Ownership Limitation, is the maximum number of shares that could be issued upon conversion of the Series A Preferred Stock at this time.

CUSIP No. 85916J409	13G

Item 1.	(a)	Name of Issuer:
Stereotaxis, Inc.
	(b)	Address of Issuer’s Principal Executive Offices:
4320 Forest Park Avenue, Suite 100, St. Louis, MO, 63108
Item 2.	(a)	Name of Person Filing:
Joe Kiani
	(b)	Address of Principal Business Office or, if None, Residence:
52 Discovery, Irvine, CA 92618
	(c)	Citizenship:
United States
	(d)	Title of Class of Securities:
Common Stock, $0.001 par value
	(e)	CUSIP Number:
85916J409
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
	(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).
	(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 85916J409	13G

Item 4.	Ownership
For each Reporting Person:
(a) Amount beneficially owned:
7,540,515*
(b) Percent of class:
9.99%**
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
7,540,515*
(ii) Shared power to vote or to direct the vote:
—
(iii) Sole power to dispose or to direct the disposition of:
7,540,515*
(iv) Shared power to dispose or to direct the disposition of:
—

* Comprised of: (i) 260,000 shares of the Issuer’s common stock held in the name of the Reporting Person, (ii) 23,167 fully vested shares of the Issuer’s common stock that are expected to be issued to the Reporting Person on July 1, 2021, (iii) 6,153,846 shares of the Issuer’s common stock held in a trust for which the Reporting Person is not the trustee and (iv) 1,103,502 shares of the Issuer’s common stock issuable upon conversion of shares of Series A Preferred Stock held in a trust for which the Reporting Person is not the trustee, which, due to the Beneficial Ownership Limitation, is the maximum number of shares that could be issued upon conversion of the Series A Preferred Stock at this time. Subject to the Beneficial Ownership Limitation (as discussed below), the Reporting Person may be deemed to beneficially own 7,887,713 shares of the Issuer’s common stock issuable upon conversion of 4,000 shares of Series A Preferred Stock held in a trust for which the Reporting Person is not the trustee; however, pursuant to the terms of the Series A Preferred Stock, the conversion of the Series A Preferred Stock is restricted to the extent that the Beneficial Ownership Limitation applies. The 7,540,515 shares of the Issuer’s common stock reported as beneficially owned by the Reporting Person in this Schedule 13G represents 9.99% of the outstanding shares of the Issuer’s common stock (calculated in accordance with footnote ** below).

** Percentage ownership of the Reporting Person was calculated based on (i) 74,113,969 shares of the Issuer’s common stock outstanding as of April 30, 2021 (as reported by the Issuer in the Form 10-Q), plus (ii) 240,000 shares of the Issuer’s common stock that were issued to the Reporting Person on May 20, 2021 upon vesting of restricted stock unit awards then held by the Reporting Person, plus (iii) 23,167 shares of the Issuer’s common stock that are expected to be issued to the Reporting Person on July 1, 2021 and fully vested upon issuance, plus (iv) 1,103,502 shares of the Issuer’s common stock issuable upon conversion of the Series A Preferred Stock, which, due to the Beneficial Ownership Limitation, is the maximum number of shares that could be issued upon conversion of the Series A Preferred Stock at this time.

Item 5.	Ownership of Five Percent or Less of a Class
N/A

CUSIP No. 85916J409	13G

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
N/A
Item 8.	Identification and Classification of Members of the Group
N/A
Item 9.	Notice of Dissolution of Group
N/A
Item 10.	Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 85916J409	13G

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 16, 2021
Date:

/s/ JOE KIANI
Signature

Joe Kiani